Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: April 30, 2002

The Massachusetts media adviory and the New York and North Carolina newspaper advertisements set forth below were distributed.

[ECHOSTAR LOGO] 5701 South Santa Fe Drive Littleton, CO 80120	[HUGHES LOGO] P.O. Box 956 200 N. Sepulveda Blvd. El Segundo, CA 90245-0956

For Immediate Release April 30, 2002	Contact: Parisa Golkar (617) 367-9929

Media Advisory

EchoStar and DIRECTV Present:

Local Channels and Affordable Broadband Everywhere in Massachusetts

Boston, MA - On May 2, 2002 at 12:00 p.m., Representative Arthur J. Broadhurst, Jr., Chairman, Science and Technology Committee, will host a demonstration of satellite-delivered digital television and high-speed Internet access. Broadhurst will host this demonstration to explain how the proposed merger between EchoStar Communications Corporation and Hughes Electronics Corporation will provide local TV channels to every resident in Massachusetts. Attendees will be able to surf the Internet, delivered via satellite, following the demonstration.

The demonstration will be held at No. 9 Park, 9 Park Street at 12:00 p.m. on May 2, 2002.

Light refreshments will be provided.
RSVP Mandatory.

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

- more -

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Today, 42 million American homes
have little or no real alternative to
cable for local programming.

Tomorrow, they will.

[Picture of Map of the United States with portions in color] [Colored box.] TV Households With No Competitive Alternative Today	[Picture of Map of the United States entirely in color] [Colored box.] TV Households With Competitive Alternative After Merger

Together, EchoStar® and DIRECTV® will bring local TV channels and affordable high-speed Internet to everyone in America—via satellite.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[EchoStar Logo]	[DirecTV Logo]

What does the merger mean for you in New York?
  Right now, local channels are only available via satellite in one of New York’s TV markets. After the merger, they will be available in all ten markets, including Buffalo, the Albany area, Rochester, Syracuse, Watertown, Utica, Binghamton, and Elmira.
  New York’s more than six million households will be able to get affordable high-speed Internet service via satellite.
  More choice for New York’s families—for the first time, there will be a true competitive alternative to the cable companies.

On March 18, 2002, GM, HEC Holdings, Inc. and EchoStar filed preliminary materials with the SEC, including a Registration Statement of HEC Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. We urge stockholders to read these documents, and other relevant documents which are or will be available for free at the SEC’s website, www.sec.gov and from GM, because they contain or will contain important information. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Additional information regarding the participants’ interests is available in the preliminary consent solicitation statement/information statement/prospectus and will be available in the definitive version of it. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above, which could cause actual results to differ materially from the expectations in these forward looking-statements.

© 2002 DIRECTV, Inc. DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner. All service marks and trademarks belong to their respective owners. © 2002, EchoStar Communications Corporation. All rights reserved.

Today, 42 million American homes
have little or no real alternative to
cable for local programming.

Tomorrow, they will.

[Picture of Map of the United States with portions in color] [Colored box.] TV Households With No Competitive Alternative Today	[Picture of Map of the United States entirely in color] [Colored box.] TV Households With Competitive Alternative After Merger

Together, EchoStar® and DIRECTV® will bring local TV channels and affordable high-speed Internet to everyone in America—via satellite.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[EchoStar Logo]	[DirecTV Logo]

What does the merger mean for you in North Carolina?
  Right now, local channels are only available via satellite in five of North Carolina’s TV markets. After the merger, they will be available in all eleven markets, including Greenville, the Tri-Cities area, and Wilmington.
  North Carolina’s more than three million households will be able to get affordable high-speed Internet service via satellite.
  More choice for North Carolina’s families—for the first time, there will be a true competitive alternative to the cable companies.

On March 18, 2002, GM, HEC Holdings, Inc. and EchoStar filed preliminary materials with the SEC, including a Registration Statement of HEC Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. We urge stockholders to read these documents, and other relevant documents which are or will be available for free at the SEC’s website, www.sec.gov and from GM, because they contain or will contain important information. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Additional information regarding the participants’ interests is available in the preliminary consent solicitation statement/information statement/prospectus and will be available in the definitive version of it. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above, which could cause actual results to differ materially from the expectations in these forward looking-statements.

© 2002 DIRECTV, Inc. DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner. All service marks and trademarks belong to their respective owners. © 2002, EchoStar Communications Corporation. All rights reserved.